Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Ksix Media Holdings, Inc.

We consent to the incorporation by reference in the Form 8-K/A of Ksix Media Holdings, Inc. as to our report dated March 10, 2016, with respect to the balance sheet of DigitizeIQ, LLC as of December 31, 2014 and the related statements of operations, member’s deficiency and cash flows for the period from inception (July 23, 2014) to December 31, 2014.

Hackensack, New Jersey
March 11, 2016